Exhibit 99.4

EMBARGOED FOR PUBLICATION UNTIL 07.30AM (BST) / 02.30 AM (EDT) ON MONDAY, MAY 24 2004

Bookham Technology plc
announces the acquisition of Onetta, Inc

Oxfordshire, UK – Monday, 24 May 2004: Bookham Technology plc (“Bookham”) (LSE: BHM; NASDAQ: BKHM) today announced that it has entered into an agreement under which it will acquire Onetta, Inc (“Onetta”), a leading provider of optical amplifier modules and subsystems for communications networks, based in Sunnyvale, California.

Onetta designs and manufactures intelligent Erbium Doped Fiber Amplifiers (EDFA) for current and next-generation optical communication networks. The Onetta amplifiers incorporate advanced optics, control electronics and firmware to provide leading edge performance.

Under the terms of the agreement, Bookham will acquire the entire issued share capital of Onetta in consideration for the issue of 27.6 million Bookham ordinary shares to the Onetta shareholders at closing (the “Consideration Shares”) which, as at market close on Friday, May 21, had a value of £13.0 million ($23.3 million(1)).  As part of the agreement, the Onetta shareholders have agreed to discharge liabilities of the company of approximately $6.0 million.  In the first quarter of 2004 Onetta generated revenues of $3.3 million and made a loss of $2.1 million.  The value of the net assets being acquired as at the end of the quarter was $7.5 million.

Giorgio Anania, Bookham’s Chief Executive Officer, commented on the opportunities the acquisition would bring: “Bookham is currently a leading player in optical amplifiers.  The addition of the Onetta team, the added revenue and the additional tier-1 customer penetration Onetta brings to us further strengthens our position in optical amplifiers and accelerates consolidation in this segment of the telecom optical component space.  In addition, Onetta provides key skills that should strengthen Bookham’s position as a leader in design and manufacture of optical line subsystems.

“We believe that strong operational and product synergies with Onetta will give rise to immediate cost saving opportunities since it fits well with our streamlining of manufacturing operations and cost reductions as the combination creates strong economies of scale in our amplifier production.  Our excellent track record in consolidation underpins our confidence that significant financial benefits will be realized.  We expect Onetta, after synergies are considered, to become cash-generating before the end of 2004.”

(1)  Sterling number translated at £1 = $1.79 for the convenience of the reader

www.bookham.com	Thinking Optical Solutions

Yan Sun, President and co-founder of Onetta, agreed with Anania’s comments: “Bookham’s strength and depth in amplifiers and subsystems and their strong channels to market is the perfect match to ensure continued revenue growth for the Onetta product portfolio. The combination will bring together a broad customer base and will allow significant synergies to be realized through vertical integration of key Bookham optical components.”

Application will be made to admit the Consideration Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities.  Admission of these shares is expected to take place following completion of the acquisition, expected in early June.

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For further information, please contact:

Steve Abely

Bookham Technology

Tel: +44 (0)1235 837000

Or

Joanne Bradbeer

Bookham Technology

Tel: +44 (0)1235 837000

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs.  The company’s optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. The company, whose securities are traded on the London Stock Exchange and NASDAQ, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties.  Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the ability to integrate the operations of Onetta, market acceptance of and demand for Onetta’s EDFA products and other uncertainties that are discussed in the “Risk Factors” sections of our Annual Report on Form 20-F for the year ended December 31, 2003.  Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.